==============================================================================



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 23)

                               MERCOM, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                               ------------

                                 58935D109
                              (CUSIP Number)

                             C-TEC CORPORATION
                    (Names of Persons Filing Statement)

                            Raymond B. Ostroski
               Executive Vice President and General Counsel
                             C-TEC Corporation
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             September 5, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

==============================================================================



                               SCHEDULE 13D

CUSIP No.   58935D109
- ---------------------

       1  NAME OF REPORTING PERSON

          C-TEC Corporation   23-2093008

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

       3  SEC USE ONLY

       4  SOURCE OF FUNDS*

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]

          N/A

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania


                                               7  SOLE VOTING POWER

                                                  2,964,250

                                               8  SHARED VOTING POWER

                 NUMBER OF SHARES                 -0-
            BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH            9  SOLE DISPOSITIVE POWER

                                                  2,964,250

                                              10  SHARED DISPOSITIVE POWER

                                                  -0-

       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,964,250

       12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
          SHARES*

       13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.92%

       14 TYPE OF REPORTING PERSON*

          CO


               The following information amends the Schedule 13D dated March 14, 1990, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 2. Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and restated as follows:

               "This statement is being filed on behalf of C-TEC Corporation, a Pennsylvania corporation ("C-TEC"). C-TEC is controlled by Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom"), formerly known as RCN Corporation ("RCN"). In February 1997, Kiewit Telecom changed its name from RCN Corporation to Kiewit Telecom Holdings Inc. All references to "RCN" or "RCN Corporation" in previous filings should be construed as references to Kiewit Telecom.

               Kiewit Telecom owns 11,226,262 shares of C-TEC Common Stock and 2,094,223 shares of C-TEC Class B Common Stock representing, respectively, 48.44% of the outstanding C-TEC Common Stock and 48.60% of the outstanding C-TEC Class B Common Stock. Kiewit Telecom's ownership interest in C-TEC entitles Kiewit Telecom to cast 48.56% of the votes of all outstanding shares of C-TEC capital stock.

               Kiewit Telecom is a subsidiary of Kiewit Diversified Group Inc., a Delaware corporation ("KDG"), which is in turn a wholly owned subsidiary of Peter Kiewit Sons' Inc., a Delaware corporation ("PKS"). KDG owns 90% of the Common Stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of C-TEC and RCN, owns the remaining 10% of the common stock of Kiewit Telecom.

               C-TEC is a telecommunications holding company. C-TEC's interest in the Company was held prior to June 5, 1996 through its wholly owned subsidiary, C-TEC Properties, Inc., a Delaware corporation
("Properties"). On June 5, 1996, Properties was merged into C-TEC.

               Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. Kiewit Telecom has no significant assets other than its interest in C-TEC.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses.

               PKS, the ultimate parent of Kiewit Telecom and KDG, is the holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses.

               The principal executive and business offices of C-TEC are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of each of Kiewit Telecom, KDG and PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               Information as to each executive officer and director of C-TEC, Kiewit Telecom, KDG and PKS is set forth in Schedules A through D, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of C-TEC, Kiewit Telecom, KDG or PKS (the "C-TEC Entities") nor, to the best knowledge of the C-TEC Entities, any of the persons listed on Schedules A through D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

               Item 4. Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On September 5, 1997, the Board of Directors of C-TEC, in furtherance of the plan approved by the Board of Directors of C-TEC on February 12, 1997 to separate its operations along business lines into three separate, publicly traded companies through two spin-offs, declared a distribution (the "Distribution") to be made on September 30, 1997 of all issued and outstanding shares of common stock of RCN Corporation, a Delaware corporation and wholly owned subsidiary of C-TEC ("RCN"), par value $1.00 per share ("RCN Common Stock"), and all issued and outstanding shares of Common Stock of Cable Michigan, Inc., a Pennsylvania corporation and wholly owned subsidiary of C-TEC ("Cable Michigan"), par value $1.00 per share ("CM Common Stock"), to holders of record of Common Stock of C-TEC, par value $1.00 per share ("C-TEC Common Stock"), and Class B Common Stock of C-TEC, par value $1.00 per share ("C-TEC Class B Stock"), as of the close of business on September 19, 1997 (the "Record Date") on the basis of one share of RCN Common Stock for each share of C-TEC Common Stock or C-TEC Class B Stock held of record on the Record Date and one share of CM Common Stock for every four shares of C-TEC Common Stock or C-TEC Class B Stock held of record on the Record Date. The Distribution is to be made pursuant to and subject to satisfaction of the conditions contained in the Distribution Agreement dated September 5, 1997 (the "Distribution Agreement") among C-TEC, RCN and Cable Michigan. There can be no assurances that any transaction will be consummated.

               Pursuant to the provisions of the Distribution Agreement, C-TEC has (i) borrowed for general corporate purposes $15 million (the "$15 Million Loan") from unrelated third party lenders (securing the $15 Million Loan with its 61.92% interest in the Company (the "Interest") and (ii) agreed to contribute the Interest to Cable Michigan subject to the encumbrance of the $15 Million Loan which the Interest secures and which Cable Michigan has agreed to assume."

               Item 5. Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) As of the date hereof, C-TEC beneficially owns 2,964,250 shares of Common Stock, representing approximately 61.92% of the 4,787,060 shares of Common Stock which are outstanding.

               C-TEC has the sole power to vote or direct the vote, and to dispose or direct the disposition of the Shares. The Shares are owned of record by Properties. Through their direct and indirect ownership of C-TEC each of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to beneficially own the Shares.

               Clifford L. Jones beneficially owns 300 shares of Common Stock. Mr. Jones has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               Raymond B. Ostroski beneficially owns 4000 shares of Common Stock. Mr. Ostroski shares power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               George C. Stephenson beneficially owns 5000 shares of Common Stock. Mr. Stephenson has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent approximately .2% of the outstanding shares of Common Stock.

               David C. McCourt's wife beneficially owns 50,000 shares of Common Stock. Mr. McCourt disclaims beneficial ownership of such shares.

               Except as set forth in this Item 5(a) and (b) none of the C-TEC Entities, nor, to the best knowledge of the C-TEC Entities, any persons named in Schedules A through D hereto, owns beneficially any shares of Common Stock.

               (c) No transactions in the Common Stock have been effected during the past 60 days by the C-TEC Entities or, to the best knowledge of the C-TEC Entities, by any of the persons named in Schedules A through D attached to Amendment No. 17 to the Schedule 13D.

               (d) Inapplicable.

               (e) Inapplicable."

              Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

               To the best knowledge of C-TEC Entities, other than the Distribution Agreement (described above, attached as Exhibit 2 and incorporated herein by reference) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies

               Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

               "Exhibit 2: Distribution Agreement dated as of September 5, 1997 among C-TEC Corporation, a Pennsylvania Corporation, Cable Michigan, Inc., a Pennsylvania Corporation, and RCN Corporation, a Delaware corporation. Filed as Exhibit 2.1 to Amendment No. 1 to the Form 10/A of RCN Corporation and incorporated herein by reference."

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 1997

                                        C-TEC CORPORATION


                                        By:
                                            -----------------------------
                                            Name:  David C. McCourt
                                            Title: Chairman and Chief
                                            Executive Officer



                                                                    SCHEDULE A


           DIRECTORS AND EXECUTIVE OFFICERS OF C-TEC CORPORATION

               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of C-TEC Corporation are set forth below.

                                                                                                 Principal
Name and                                                                                         Occupation
Office Held                                        Business Address             Citizenship      or Employment
- -----------------------------------------------    -------------------------    -------------    ------------------
David C. McCourt                                   105 Carnegie Center,              USA         Chairman,
Chairman, Chief Executive Officer,                 Princeton, NJ 08540                           Chief Executive
Director                                                                                         Officer, C-TEC

Michael J. Mahoney                                 105 Carnegie Center,              USA         President, Chief
President, Chief                                   Princeton, NJ 08540                           Operating
Operating Officer,                                                                               Officer, C-TEC
Director

Bruce C. Godfrey                                   105 Carnegie Center,              USA         Executive Vice
Executive Vice President, Chief Financial          Princeton, NJ 08540                           President, Chief
Officer,                                                                                         Financial
Director                                                                                         Officer, C-TEC

Raymond B. Ostroski                                105 Carnegie Center,              USA         Executive Vice
Executive Vice President, General                  Princeton, NJ 08540                           President,
Counsel                                                                                          General
                                                                                                 Counsel, C-TEC

Michael A. Adams                                   105 Carnegie Center,              USA         President,
President, Technology & Network                    Princeton, NJ 08540                           Technology &
Development                                                                                      Network
                                                                                                 Development,
                                                                                                 C-TEC

Malcolm M. Burnside                                105 Carnegie Center,              USA         Vice President,
Vice President, Regulatory and Public              Princeton, NJ 08540                           Regulatory and
Affairs                                                                                          Public Affairs,
                                                                                                 C-TEC

Mark Haverkate                                     105 Carnegie Center,                          Executive Vice
Executive Vice President, Business                 Princeton, NJ 08540                           President,
Development                                                                                      Business
                                                                                                 Development,
                                                                                                 C-TEC

John D. Filipowicz                                 105 Carnegie Center,              USA         Vice President,
Vice President, Assistant General                  Princeton, NJ 08540                           Assistant
Counsel, Assistant Corporate Secretary                                                           General
                                                                                                 Counsel,
                                                                                                 Assistant
                                                                                                 Corporate
                                                                                                 Secretary,
                                                                                                 C-TEC

Ralph S. Hromisin                                  105 Carnegie Center,              USA         Vice President,
Vice President, Corporate Controller               Princeton, NJ 08540                           Corporate
                                                                                                 Controller,
                                                                                                 C-TEC

Timothy J. Stoklosa                                105 Carnegie Center,              USA         Senior Vice
Senior Vice President Finance &                    Princeton, NJ 08540                           President
Treasurer                                                                                        Finance &
                                                                                                 Treasurer,
                                                                                                 C-TEC

James J. Saile                                     105 Carnegie Center,              USA         Vice President
Vice President                                     Princeton, NJ 08540                           Taxation, C-TEC
Taxation

Gary D. Isaacs                                     105 Carnegie Center,              USA         Vice President
Vice President                                     Princeton, NJ 08540                           Human
Human Resources                                                                                  Resources,
                                                                                                 C-TEC

James Q. Crowe                                     1000 Kiewit Plaza                 USA         President and
Director                                           Omaha, NE   68131                             Chief Executive
                                                                                                 Officer, KDG

Stuart E. Graham                                   1616 Whitestone Expy.             USA         Chairman,
Director                                           Whitestone, NY 11357                          President, Chief
                                                                                                 Executive
                                                                                                 Officer, Skansa
                                                                                                 Engineering and
                                                                                                 Construction,
                                                                                                 Inc.

Frank M. Henry                                     239 Old River Road                USA         Chairman,
Director                                           Wilkes-Barre, PA 18703                        Frank Martz
                                                                                                 Coach Company



Richard R. Jaros                                   1000 Kiewit Plaza                 USA         Former
Director                                           Omaha, NE 68131                               Executive Vice
                                                                                                 President,
                                                                                                 Director, PKS

Robert E. Julian                                   13537 Parker Street               USA         Retired
Director                                           Omaha, NE   68154                             Executive Vice
                                                                                                 President, Chief
                                                                                                 Financial
                                                                                                 Officer,
                                                                                                 Director, PKS

Daniel E. Knowles                                  1 F Place                         USA         Personnel
Director                                           Gouldsboro, PA 18424                          Consultant

David C. Mitchell                                  267 E. Lake Road                  USA         Retired
Director                                           P.O. Box 819                                  Corporate
                                                   Honeoye, NY                                   Executive Vice
                                                   14471-0819                                    President,
                                                                                                 President of the
                                                                                                 Telephone
                                                                                                 Group and
                                                                                                 Director,
                                                                                                 Rochester
                                                                                                 Telephone
                                                                                                 Corporation

Eugene Roth                                        15 S. Franklin Street             USA         Partner,
Director                                           Wilkes-Barre, PA 18711                        Rosenn, Jenkins
                                                                                                 and Greenwald
                                                                                                 (Attorneys)

Walter Scott, Jr.                                  1000 Kiewit Plaza                 USA         Chairman,
Director                                           Omaha, NE 68131                               President,
                                                                                                 Director, PKS

Michael B. Yanney                                  1004 Farnam Street                USA         Chairman and
Director                                           Omaha, NE 68102                               Chief Executive
                                                                                                 Officer, America
                                                                                                 First Companies


                                                                    Schedule B
                                                                    ----------




     DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT TELECOM HOLDINGS INC.

The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Telecom Holdings, Inc. are set forth below.


Name and                                                              Principal Occupation or
Office Held                 Business Address          Citizenship     Employment
- -------------------------   ---------------------    -------------    --------------------------
David C. McCourt            105 Carnegie Center           USA         Chairman,
President,                  Princeton, NJ 08540                       Chief Executive Officer,
Director                                                              C-TEC Corporation

Steven L. George            1000 Kiewit Plaza             USA         Vice President, KDG
Vice President              Omaha, NE 68131

Matthew J. Johnson,         1000 Kiewit Plaza             USA         Vice President-Legal,
Vice President and          Omaha, NE 68131                           PKS
Secretary

James Q. Crowe              1000 Kiewit Plaza             USA         President, Chief
Director                    Omaha, NE 68131                           Executive Officer, KDG

Walter Scott, Jr.           1000 Kiewit Plaza             USA         Chairman, President,
Director                    Omaha, NE 68131                           Director, PKS

R. Douglas Bradbury         1000 Kiewit Plaza             USA         Executive Vice
Vice President and          Omaha, NE 68131                           President and Chief
Director                                                              Financial Officer, KDG


                                                                    Schedule C
                                                                    ----------

                DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT
                          DIVERSIFIED GROUP INC.

   The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of
            Kiewit Diversified Group Inc. are set forth below.

                                                                                       Principal
Name and                                 Business                                      Occupation
Office Held                              Address                       Citizenship     or Employment
- -------------------------------------    -------------------------    -------------    ----------------------
Walter Scott, Jr.                        1000 Kiewit Plaza                 USA         Chairman, Director,
Chairman, Director                       Omaha, NE 68131                               President, PKS

Robert E. Julian                         11707 Miracle Hills Dr.           USA         Former Chief
Director                                 Omaha, NE 68154                               Financial
                                                                                       Officer, PKS

Richard R. Jaros                         1000 Kiewit Plaza                 USA         Former Executive
Director                                 Omaha, NE 68131                               Vice President, PKS

George Lee Butler                        1000 Kiewit Plaza                 USA         Vice President, KDG
Vice President                           Omaha, NE 68131

Steven L. George                         1000 Kiewit Plaza                 USA         Vice President,
Vice President                           Omaha, NE 68131                               Kiewit Diversified
                                                                                       Group Inc.

Ann C. McCulloch                         1000 Kiewit Plaza                 USA         Vice President,
Vice President, Treasurer                Omaha, NE 68131                               Treasurer, PKS

Matthew J. Johnson                       1000 Kiewit Plaza                 USA         Vice President-
Vice President, General                  Omaha, NE 68131                               Legal, PKS
Counsel, Secretary

Eric J. Mortensen                        1000 Kiewit Plaza                 USA         Controller, PKS
Controller                               Omaha, NE 68131

William L. Grewcock                      1000 Kiewit Plaza                 USA         Vice Chairman,
Director                                 Omaha, NE 68131                               Director, PKS

Kenneth E. Stinson                       1000 Kiewit Plaza                 USA         Executive Vice
Director                                 Omaha, NE 68131                               President, Director,
                                                                                       PKS

James Q. Crowe                           1000 Kiewit Plaza                 USA         Executive Vice
President, Chief Executive               Omaha, NE 68131                               President, Director,
Officer, Director                                                                      PKS

R. Douglas Bradbury                      1000 Kiewit Plaza                 USA         Executive Vice
Executive Vice President and             Omaha, NE 68131                               President and Chief
Chief Financial Officer,                                                               Financial Officer,
Director                                                                               Director, KDG

Kevin J. O'Hara                          1000 Kiewit Plaza                 USA         Vice President, KDG
Vice President                           Omaha, NE 68131

Michael Frank                            1000 Kiewit Plaza                 USA         Vice President, KDG
Vice President                           Omaha, NE 68131

Robert B. Daugherty                      Guarantee Centre                  USA         Chairman, Valmont
Director                                 Suite 225                                     Industries, Inc.
                                         Omaha, NE   68114

Charles M. Harper                        One Central Park Plaza            USA         Former Chairman,
Director                                 Suite 1500, North Tower                       RJR
                                         Omaha, NE   68102                             Nabisco Holdings
                                                                                       Corporation

David C. McCourt                         105 Carnegie Center,              USA         Chairman,
Director                                 Princeton, NJ 08540                           Chief Executive
                                                                                       Officer, C-TEC

Michael B. Yanney                        1004 Farnam Street                USA         Chairman and Chief
Director                                 Omaha, NE 68102                               Executive Officer,
                                                                                       America First
                                                                                       Companies


                                Schedule D
                                ----------



       DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                                                    Principal
Name and                               Business                                     Occupation
Office Held                            Address                      Citizenship     or Employment
- -----------------------------------    ------------------------    -------------    --------------------
Walter Scott, Jr.                      1000 Kiewit Plaza                USA         President,
President, Chairman,                   Omaha, NE 68131                              Chairman, PKS
Director

William L. Grewcock                    1000 Kiewit Plaza                USA         Vice Chairman,
Vice Chairman,                         Omaha, NE 68131                              PKS
Director

Kenneth E. Stinson                     1000 Kiewit Plaza                USA         Chairman, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Richard R. Jaros                       1000 Kiewit Plaza                USA         Former
Director                               Omaha, NE 68131                              President, KDG

Richard Geary                          215 V Street                     USA         President, Kiewit
Director                               Vancouver, WA 98661                          Pacific Co.

James Q. Crowe                         1000 Kiewit Plaza                USA         President, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Director,
                                                                                    KDG

George B. Toll, Jr.                    1000 Kiewit Plaza                USA         Executive Vice
Director                                 Omaha, NE 68131                            President, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Peter Kiewit, Jr.                      2600 N. Central Ave.             USA         Attorney
Director                               Phoenix, AZ 85004

Robert B. Daugherty                    Guarantee Centre                 USA         Chairman,
Director                               Suite 225                                    Valmont
                                       Omaha, NE 68114                              Industries Inc.

Charles M. Harper                      One Central Park Plaza           USA         Former
Director                               Suite 1500                                   Chairman, RJR
                                       Omaha, NE 68102                              Nabisco
                                                                                    Holdings Corp.

Richard W. Colf                        215 V Street                     USA         Senior Vice
Director                               Vancouver, WA 98661                          President,
                                                                                    Kiewit Pacific
                                                                                    Co.

Bruce E. Grewcock                      1000 Kiewit Plaza                USA         Chairman,
Director                               Omaha, NE 68131                              Kiewit Mining
                                                                                    Group Inc.

Matthew J. Johnson                     1000 Kiewit Plaza                USA         Vice President -
Vice President - Legal                 Omaha, NE 68131                              Legal, PKS

Tait P. Johnson                        1000 Kiewit Plaza                USA         President,
Director                               Omaha, NE 68131                              Gilbert Industrial
                                                                                    Corporation

Ann C. McCulloch                       1000 Kiewit Plaza                USA         Vice President,
Vice President, Treasurer              Omaha, NE 68131                              Treasurer, PKS

Thomas C. Stortz                       1000 Kiewit Plaza                USA         Vice President,
Secretary                              Omaha, NE 68131                              General
                                                                                    Counsel, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Eric J. Mortensen                      1000 Kiewit Plaza                USA         Controller, PKS
Controller                             Omaha, NE 68131

Douglas A. Obermier                    1000 Kiewit Plaza                USA         Stock Registrar,
Stock Registrar and                    Omaha, NE 68131                              PKS
Assistant Secretary

Tobin A. Schropp                       1000 Kiewit Plaza                USA         KDG Tax
Assistant Secretary                    Omaha, NE 68131                              Department

Allan K. Kirkwood                      10704 Shoemaker Ave.             USA         Senior Vice
Director                               Santa Fe Springs, CA                         President, Kiewit
                                       90670                                        Pacific Co.